EXHIBIT 99.1

Hydro's Acquisition of Spinnaker Completed

OSLO, Norway, Dec. 14, 2005 (PRIMEZONE) -- A special shareholders' meeting of U.S.-based Spinnaker Exploration Company today adopted the merger agreement with Norsk Hydro ASA, approved by the Board of Directors of both companies in September.

A majority of the votes supported the merger. Hydro will later today complete the acquisition in an all-cash transaction for U.S. $2.45 billion.

Hydro will pay U.S. $ 65.50 per share in cash for all outstanding shares of Spinnaker Exploration. Hydro will also assume approximately U.S. $137 million in net interest-bearing debt.

Spinnaker Exploration Company is engaged in exploration, development and production of oil and gas, mainly in the Gulf of Mexico. It has about 80 employees in Houston, who will join Hydro's Gulf of Mexico business unit. Spinnaker's portfolio contains a number of high-quality development projects. Total production is expected to reach about 50,000 barrels of oil equivalents (boe) per day by 2008. Spinnaker's total production rate during the first half of 2005 was 22,845 boe per day. Expected total reserves are 129 million barrels of oil equivalents.

Spinnaker Explorations key Gulf of Mexico deepwater assets are:

 Front Runner  25.00% (oilfield in production)
 Spiderman     18.33% (gas field under development)
 San Jacinto   26.67% (gas field under development)
 Q             50.00% (gas field under development)
 Thunder Hawk  25.00% (oil discovery)

Spinnaker Exploration also produces oil and gas from 38 blocks on the shelf of the Gulf of Mexico. Spinnaker's SEC reserve base as of June 30, 2005 was 62 million boe.

Spinnaker's portfolio includes significant exploration acreage, comprising deepwater and deep-shelf prospects, as well as an extensive seismic database covering most of the Gulf of Mexico. It also contains interesting exploration positions in Nigeria.

Hydro is already involved in the Telemark and Lorien discoveries in the Gulf of Mexico. Combined with the assets of Spinnaker, Hydro expects to be a significant player in the Gulf of Mexico in the years to come.

As announced November 21, 2005, Hydro has entered into a price hedging program for the majority of Spinnaker Exploration's expected oil and gas production for the period 2006 to 2008. Hydro has secured the crude oil price (West Texas Intermediate reference) between U.S. $45/boe and U.S. $71.45 boe for a total volume of 15.4 million boe for the three-year period at zero premium paid by Hydro. Additionally, Hydro has purchased natural gas put options with a strike price (Henry Hub reference) of U.S. $7.5 per mmbtu (million British thermal units) for a total volume of 121,050,491 mmbtu, equivalent to 20.5 million boe for the three-year period. The option premium per mmbtu is U.S. $0.78 and will be paid monthly during the hedging period. Effectively, Hydro has established a minimum price floor for the hedged gas volume of U.S. $6.72 per mmbtu.

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2004 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com)

Cautionary note

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation material, such as expected recoverable resources, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, SEC File No. 1-9159, available from us at our Corporate Headquarter: Norsk Hydro, N-0240 Oslo, Norway. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

CONTACT:  Press contact
          Tor Steinum
          Telephone +47 22532731
          Cellular +47 95083933
          E-mail Tor.Steinum@hydro.com

          Press contact
          Kama Holte Strand
          Telephone +47 2253 8115
          Cellular +47 91728838
          Kama.Holte.Strand@hydro.com

          Investor contact
          Idar Eikrem
          Telephone  +47 22533273
          Cellular  +47 95028363
          E-mail Idar.Eikrem@hydro.com

          Norsk Hydro ASA
          Drammensveien 264
          N-0240 Oslo
          Norway
          Telephone: +47 22 53 81 00
          Fax: +47 22 53 27 25
          www.hydro.com